Filed Pursuant to Rule 433

Registration No. 333-190226

Dated September 12, 2013

Issuer Free Writing Prospectus dated September 20, 2013

Free Writing Prospectus

This free writing prospectus relates to the shares of common stock of Foundation Medicine, Inc. (the “Company”) and should be read together with the preliminary prospectus dated September 12, 2013 (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (Registration No. 333-190226) relating to the offering of these securities. On September 20, 2013, the Company filed Amendment No. 5 to the Registration Statement (“Amendment No.  5”), which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1488613/000119312513373140/d553644ds1a.htm

The following information is set forth in Amendment No. 5 and updates the information contained in the Preliminary Prospectus.

The Company has amended the “Dilution” section of the Preliminary Prospectus in Amendment No. 5 to read as follows:

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering.

The net tangible book value of our common stock as of June 30, 2013 was $(60.1) million, or $(14.48) per share of common stock. Net tangible book value per share represents our total tangible assets less our total tangible liabilities, divided by the number of shares of common stock before giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock, upon the completion of this offering. The pro forma net tangible book value of our common stock as of June 30, 2013 was $38.9 million, or approximately $1.83 per share of common stock. Pro forma net tangible book value gives effect to the conversion of all outstanding shares of preferred stock into 17,128,026 shares of common stock and the conversion of the outstanding warrant to purchase Series A preferred stock into a warrant to purchase shares of common stock upon the closing of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to (i) the automatic conversion of all outstanding shares of preferred stock into shares of common stock immediately prior to completion of this offering and (ii) our sale of 5,000,000 shares in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2013 would have been $4.03 per share. This represents an immediate increase in net tangible book value of $2.20 per share to existing stockholders and an immediate dilution in net tangible book value of $10.97 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share as of June 30, 2013	$1.83
Increase in net tangible book value per share attributable to new investors	2.20

Pro forma as adjusted net tangible book value per share at June 30, 2013 after giving effect to the offering		$4.03

Dilution per share to new investors		$10.97

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the pro forma as adjusted net tangible book value, by $0.18 per share and the dilution to new investors by $0.82 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) the pro forma as adjusted net tangible book value by $0.36 per share and the dilution to new investors by $0.36 per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. A one million share increase in the number of shares offered by us together with a concomitant $1.00 increase in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase the pro forma as adjusted net tangible book value by $0.57 per share and the dilution to new investors by $0.43 per share, after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely, a one million share decrease in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, would decrease the pro forma as adjusted net tangible book value by $0.54 per share and the dilution to new investors by $0.46 per share, after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value would be $4.30 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $10.70 per share.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2013, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders (giving effect to the conversion of all of our preferred stock into 17,128,026 shares of common stock prior to the completion of this offering) and by investors participating in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

	Shares Purchased		Total Consideration		Avg price / share
	Number	Percent	Amount	Percent
Existing stockholders	21,281,058	81%	$99,923,000	57%	$4.70
New investors	5,000,000	19	75,000,000	43	15.00

Total	26,281,058	100%	$174,923,000	100%	$6.66

The above discussion and tables are based on 4,153,032 shares of common stock issued and outstanding as of June 30, 2013 and also reflects the conversion of all outstanding shares of preferred stock into an aggregate of 17,128,026 shares of common stock immediately prior to the completion of this offering, and excludes:

•	2,172,892 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2013 at a weighted-average exercise price of $3.04 per share;

•	50,000 shares of common stock issuable upon the exercise of a warrant outstanding as of June 30, 2013 at an exercise price of $4.00 per share, which warrant prior to the closing of this offering is exercisable to purchase Series A preferred stock;

•	1,355,171 shares of common stock reserved for future issuance under our 2013 Stock Option and Grant Plan, or the 2013 Plan (which includes 492,218 shares reserved for issuance under our Amended and Restated 2010 Stock Incentive Plan that will become available under our 2013 Stock Option and Grant Plan upon our initial public offering); and

•	788,503 shares of common stock reserved for future issuance under our ESPP.

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by new investors by approximately $4.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, pro forma as adjusted net tangible book value as of June 30, 2013 will increase to $116.3 million, or $4.30 per share, representing an increase to existing stockholders of $2.47 per share, and there will be an immediate dilution of an additional $10.70 per share to new investors.

To the extent that outstanding options and warrants are exercised or shares are issued under our ESPP, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

The Company has amended related disclosure set forth in the Preliminary Prospectus in the section entitled “Risk Factors—Investors in this offering will pay a higher price than the book value of our common stock” to read as follows:

Investors in this offering will pay a higher price than the book value of our common stock.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. You will incur immediate and substantial dilution of $10.97 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus. In the past, we issued restricted stock, options and a warrant to acquire capital stock at prices significantly below the assumed initial public offering price. To the extent any outstanding options or warrants are ultimately exercised, you will sustain further dilution.

The Company has amended the disclosure in “Executive Compensation—Employee Share Plans—2013 Plan” to reflect that the number of stock options it will issue under the 2013 Plan on the effective date of the registration statement will increase from (i) stock options to acquire an aggregate of 86,972 shares of common stock to (ii) stock options to acquire an aggregate of 135,972 shares of common stock.

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The Company has filed a registration statement including a prospectus with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526, facsimile at (212) 902-9316, or e-mail at prospectus-ny@ny.email.gs.com; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204.